                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                              Amendment No. 1 to

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                    MICKELBERRY COMMUNICATIONS INCORPORATED
                               (Name of Issuer)

                         COMMON STOCK, PAR VALUE $1.00
                        (Title of Class of Securities)

                                  594780 10 8
                                (CUSIP Number)

                                Mr. George Kane
                    Mickelberry Communications Incorporated
                                405 Park Avenue
                           New York, New York  10022
                                (212) 832-0303
                      (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices
                              and Communications)



                                March 21, 1995
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .


Check the following box if a fee is being paid with the statement

[ ].

                                 SCHEDULE 13D

CUSIP No. 594780 10 8

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MR. JAMES C. MARLAS

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          a[ ]
                                                                          b[ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         BK, PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                         [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

                    7.  SOLE VOTING POWER

                            1,871,626

 NUMBER OF          8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                  None
 OWNED BY
   EACH             9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                    1,871,626
   WITH
                   10.  SHARED DISPOSITIVE POWER

                              None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,871,626

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                       [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          27.1%

14.  TYPE OF REPORTING PERSON*
          IN

                                 SCHEDULE 13D

CUSIP No. 594780 10 8

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         UNION CAPITAL CORPORATION

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          a[ ]
                                                                          b[ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         BK, OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                         [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Nevada

                    7.  SOLE VOTING POWER

                              1,974,065

 NUMBER OF          8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                  None
 OWNED BY
   EACH             9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                      1,974,065
   WITH
                   10.  SHARED DISPOSITIVE POWER

                              None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,974,065

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                       [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          28.6%

14.  TYPE OF REPORTING PERSON*
          CO

          This Amendment No. 1 to Schedule 13D amends and restates in its entirety the Schedule 13D reporting an event that occurred on November 1, 1994 (the "Schedule 13D") that was filed on November 3, 1994 by Mr. James C. Marlas and Union Capital Corporation with respect to the common stock, $1.00 par value (the "Common Stock" or the "Shares"), of Mickelberry Communications Incorporated (the "Company"), and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Item 1.   Security and Issuer.

          This statement relates to the Common Stock of the Company, which has its principal executive offices at 405 Park Avenue, New York, New York 10022.

Item 2.   Identity and Background.

          This statement is being filed by Mr. James C. Marlas ("Mr. Marlas") and by Union Capital Corporation, a Nevada corporation of which Mr. Marlas is the sole stockholder ("Union Capital"). Union Capital is engaged in the business of private consulting and investment.

          The business address of Mr. Marlas is 405 Park Avenue, New York, New York 10022. The address of the principal business and office of Union Capital is 40 Highland Drive, West Caldwell, New Jersey 07006.

          Mr. Marlas is Chairman of the Board, President and Chief Executive Officer and a Director of the Company. Mr. Marlas is also President of Union Capital.

          Neither Mr. Marlas nor Union Capital has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. Marlas is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          As of the date hereof, Mr. Marlas beneficially owned 1,871,626 Shares. The aggregate purchase price of the Common Stock purchased by Mr. Marlas directly, or indirectly through the profit-sharing trust of the Company, was approximately $7,500,000. The source of funds for the purchase of all such Common Stock by Mr. Marlas was a combination of personal and borrowed funds, the profit-sharing trust of the Company and gifts. As of the date hereof, all of the funds borrowed to purchase Common Stock have been repaid by Mr. Marlas except for (i) a demand loan (the "Demand Loan") made by Citibank, N.A. ("Citibank") to Mr. Marlas and Chanticleer Corp. (of which Mr. Marlas is the sole stockholder) ("Chanticleer") on November 30, 1990 in the original aggregate principal amount of $535,000 and in the outstanding principal amount of approximately $460,000, which Loan is secured by a pledge of 330,639 Shares beneficially owned by Union Capital and (ii) a loan (the "Loan") made by Citibank to Mr. Marlas and Chanticleer on November 30, 1990 in the original principal amount of $3,250,000 all of which is outstanding, which Loan is secured by a pledge of $4,200,000 in principal amount of the Company's 8% Convertible Subordinated Debentures due 2002 (the "Debentures") owned by Mr. Marlas and which are convertible at any time into 988,235 Shares.

          As of the date hereof, Union Capital beneficially owned 1,974,065 Shares. The aggregate purchase price of the Common Stock purchased by Union Capital was approximately $1,530,000. The source of funds for the purchase of all such Common Stock by Union Capital was a combination of contributed capital and borrowed funds. As of the date hereof, all of the funds borrowed to purchase Common Stock have been repaid by Union Capital.

          By virtue of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Act") and because of his status as the sole stockholder of Union Capital, Mr. Marlas may be deemed the beneficial owner of all of the Common Stock purchased by Union Capital.

Item 4.   Purpose of Transaction.

          On November 1, 1994, Mr. Marlas proposed to acquire, through a merger transaction, all the Shares not owned by him for a cash purchase price of $3.25 per share. Mr. Marlas beneficially owns approximately 48% of the Company's outstanding Common Stock, not including Shares issuable upon conversion of the Debentures held by him.

          The proposal was made subject to a number of conditions, including the execution of a definitive merger agreement satisfactory to the Company and Mr. Marlas, a satisfactory agreement reached with institutional investors holding the Debentures, the receipt of all necessary consents and governmental approvals and the receipt of financing.

          Mr. Marlas increased the proposed cash purchase price from $3.25 to $4.25 per share. On March 21, 1995, the Board of Directors of the Company approved the revised offer by Mr. Marlas. The merger transaction will be effected through Mickelberry Acquisition Corporation, a company wholly owned by Mr. Marlas.

          Depending on market conditions and other factors, Mr. Marlas may purchase additional Shares or other securities of the Company. Mr. Marlas also may sell or otherwise dispose of all or portions of any such Shares or other securities.

          Other than changes in the capitalization, corporate structure and/or governing documents resulting from a transaction of the type described above, Mr. Marlas has no present plans or proposals with respect to any other action referred to in instructions (a) through (j) of Item 4 of the form of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          As of the date hereof, Mr. Marlas and Union Capital each beneficially owned the aggregate number and percentage of outstanding Common Stock set forth below*:

Beneficial Owner         Number of Shares         Percentage**

Mr. James C. Marlas        1,871,626 (1)(2)            27.1%

Union Capital Corporation  1,974,065 (3)               28.6%


          No transactions in the Common Stock were effected by Mr. Marlas or Union Capital within the 60 day period prior to the date of this filing.
























___________________

* Mr. Marlas filed with the SEC a Schedule 13D with respect to his interests in the Common Stock on June 16, 1971 which was subsequently amended through and including an amendment number 6 filed with the SEC on or about March 20, 1975. Thereafter Mr. Marlas filed with the SEC a
     Schedule 13G on or about March 1979 which was subsequently amended through and including an amendment number 8 filed with the SEC on February 7, 1994.

** Based on 6,907,640 Shares comprised of the sum of (x) 5,886,072 Shares outstanding as of September 30, 1994, (y) 988,235 Shares which may be acquired upon conversion at any time by Mr. Marlas of $4,200,000 in principal amount of the Debentures held by him, and (z) 33,333 Shares which may be acquired by Mr. Marlas upon the exercise of certain options.

          (1) Include (a) 988,235 Shares which may be acquired upon conversion at any time by Mr. Marlas of $4,200,000 in principal amount of Debentures held by him, (b) 127,555 Shares purchased for the benefit of Mr. Marlas by the profit-sharing trust of the Company, and (c) 33,333 Shares which may be acquired upon the exercise of certain options granted to Mr. Marlas.

          (2) As to all of which there is sole power to dispose or to direct the disposition of such Shares.

          (3) As to all of which there is sole power to dispose or to direct the disposition of such Shares.

          Pursuant to the pledge by Mr. Marlas of its Debentures to secure the Loan, Citibank has the right to receive the proceeds of any sale or redemption of said Debentures in reduction of the principal amount of the Loan .

          Mr. Marlas may be deemed, by virtue of his position as the sole stockholder of Union Capital, pursuant to Rule 13d-3 under the Act, to own beneficially the Common Stock beneficially owned by Union Capital.

Item 6.   Contracts, Arrangements, Understandings or Relationships with

          Respect to Securities of the Issuer.

          Mr. Marlas has been granted certain options under the Company's 1992 Stock Option Plan to acquire 50,000 Shares. The option price is equal to 110% of the fair market value of the Common Stock on the date of grant. As of the date hereof, option to purchase 33,333 Shares are exercisable and option to purchase 16,667 are unexercisable.

          In addition, Citibank has certain rights and remedies with respect to the pledge of Shares by Mr. Marlas and Union Capital made to secure the performance of each of the Demand Loan and the Loan, as the case may be.

          Except as otherwise set forth in this statement, to the best knowledge of each of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among or between each of the undersigned and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Materials to be Filed as Exhibits.

          Exhibit 1 -    Joint Filing Agreement.

          Exhibit 2 -    $3,250,000 Demand Note (Multiple Advances) dated
                         November 30, 1990 by and among Citibank, Mr. Marlas and Chanticleer.*

          Exhibit 3 -    $535,000 Demand Note (Multiple Advances) dated
                         November 30, 1990 by and among Citibank, Mr. Marlas and Chanticleer.*

          Exhibit 4 -    Option Agreement by and between Mr. Marlas and the
                         Company.*

          Exhibit 5 -    Press Release, dated March 21, 1995, issued by the
                         Company.



_______________
* Previously filed in paper format at the time of the original filing of this Schedule 13D on November 3, 1994.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  March 23, 1995




                              By:  /s/ JAMES C. MARLAS
                                       James C. Marlas

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  March 23, 1995



                              UNION CAPITAL CORPORATION



                              By:  /s/ JAMES C. MARLAS
                                       James C. Marlas
                                       President